SO 9/6



SEC 05041808 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III
amendment

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SEC FILE NUMBER
8- 065990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunes ~~Security~~ Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Queens Folly Road Mailing Address- P.O. Box 21326 - Zip 29925
(No. and Street)

Hilton Head	SC	29928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Dowaschinski 843-671-2448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, LLP Warco, Raymond Edward
(Name – *if individual, state last, first, middle name*)

P. O. Box 5667	Hilton Head	SC	29938
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Dowaschinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunes Security Corporation, as of August 25, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

My Commission Expires
September 24, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
199
SECTION

DUNES SECURITIES CORPORATION

Financial Statements
for the year ended
December 31, 2004

DUNES SECURITIES CORPORATION

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants

The Board of Directors
Dunes Securities Corporation
Hilton Head Island, South Carolina

We have audited the accompanying balance sheet of Dunes Securities Incorporated as of December 31, 2004 and the related statements of income (loss), changes in stockholders' equity, changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Dunes Securities Incorporated, as of December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion based on our audit, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry Bekaert-Holland, L.L.P.

Hilton Head Island, South Carolina
August 24, 2005

DUNES SECURITIES CORPORATION

Balance Sheet

December 31, 2004

Assets		
Cash-unrestricted	$	24,069
Cash-restricted		5,000
Prepaid expenses		400
Unamortized organization costs		2,505
Total assets	$	31,974
Liabilities and stockholders equity		
Liabilities		
Deposits payable from restricted cash	$	5,000
Total liabilities		5,000
Stockholder's equity		
Common stock, no par value, authorized 100,000 shares, issued and outstanding 25,000 shares		25,000
Additional paid in capital		6,160
Retained deficit		(4,186)
Total stockholder's equity		26,974
Total liabilities and stockholder's equity	$	31,974

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Income (Loss)

For the year ended December 31, 2004

Revenues	$ -
Expenses	
Telephone	600
Rent	600
Regulatory fees and assessments	1,150
Office supplies and expenses	201
Amortization	626
Total expenses	3,177
Net income (loss)	$ (3,177)

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2004

	Number Of Shares	Common Stock	Additional Paid-in Capital	Retained Deficit
Balance at January 1, 2004	25,000	$ 25,000	$ 6,160	$ (1,009)
Net income (loss)	-	-	-	(3,177)
	25,000	$ 25,000	$ 6,160	$ (4,186)

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Cash Flows

For the year ended December 31, 2004

Cash flow from operating activities:		
Net income (loss)	$	(3,177)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Amortization		626
Changes in assets and liabilities		
Prepaid expenses		(400)
Deposits payable from restricted cash		5,000
Net cash flow provided (used) by operating activities		2,049
Net increase (decrease) in cash		2,049
Cash and cash equivalents at beginning of year		27,020
Cash and cash equivalents at end of year	$	29,069

See notes to financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2004

Note 1-Organization

Dunes Securities Corporation (the "Company") is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Hilton Oceanfront Resort Condominium units with all proceeds of sale or purchase deposited or paid from an escrow account maintained by Regions Bank as fiduciary agent/custodian. The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Note 2-Summary of significant accounting policies

Commission income
Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium unit

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents and concentration of credit risks
The Corporation considers its investments with an original maturity of three months or less to be cash equivalents. The Corporation maintains its cash in bank deposit accounts which, at times, may exceed FDIC insurance limits. Restricted cash balances represent amounts held as refundable deposits, cash for future major repairs and replacements, and other amounts held in escrow.

Income taxes
The Company has elected to be taxed under Subchapter "S" of the Internal revenue code. As such, the taxable income or loss is passed through directly to the shareholders. Accordingly, there is no income tax provision or benefit recorded in the accompanying financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

For the year ended December 31, 2004

Note 3-Regulatory Matters and Subsequent Event

As a broker dealer, the Company is subject to the minimum net capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At December 31, 2004, the Company had net capital, as defined by the SEC, of $24,469

When the company was organized it intended to qualify for exemption from rule 15c3-3 by establishing a "Special Account for the Exclusive Benefit of Customers.", an escrow or trust account, at Regions Bank. It was subsequently determined the account so established did not conform to the form suggested by the SEC Rule 15c2-4 and because the firm held $5,000 of customer funds in its trust account at December 31, 2004 it was determined the firm did not qualify for the exemption and that it should have therefore maintained a minimum net capital of $250,000. Consequently, as of December 31, 2004 it was determined the firm had a net capital deficiency of $225,531.

As of March 16, 2005, the firm no longer held any customer funds nor is it holding any customer funds as of the date of this audit report. The Company has established an escrow account in the form suggested by the SEC and fully expects to maintain capital in excess of the $5,000 capital required under rule 15c3-1 to qualify it for the exemption from rule 15c3-3. As of July 31, 2005 the Company had net capital of $34,690.

DUNES SECURITIES CORPORATION

Computation of Net Capital Deficiency, Per Uniform Capital Rule

December 31, 2004

Computation of Net Capital		
Credits		
Total stockholder's equity	$	26,974
Debits		
Unamortized organization costs		(2,505)
Net capital before haircuts		24,469
Haircuts		-
Net capital		24,469
Computation of Basic Net Capital Requirements		
Net capital requirement	$	250,000
Capital Deficiency		(225,531)
Ten percent of aggregate indebtedness		-
Net Capital Deficiency	$	(225,531)

DUNES SECURITIES CORPORATION

Reconciliation of The Focus Report To Stockholder's Equity

December 31, 2004

Stockholder's Equity		
Per the unaudited Focus Report	$	27,436
Amortization of organizational costs		(626)
Reclassification of disbursement from expense to prepaid asset		400
Unrecorded cash transactions as of December 31, 2004		
December disbursements recorded in January of 2005		(336)
December receipts recorded in January of 2005		100
Per the audited financial statements	$	26,974